Exhibit 4.56

ADDENDUM TO ASSET PURCHASE AGREEMENT

BY AND BETWEEN TRINTECH TECHNOLOGIES LIMITED,

ASSURITY TECHNOLOGIES, INC., ET AL.

This Addendum agreement is entered into by and between Trintech Technologies Limited, an Irish Corporation (“Buyer”), Assurity Technologies, Inc., a Kansas Corporation (“Seller”), Heather Lynds, a Kansas resident, and Andrew Lynds, a Kansas resident, as of this              day of June, 2008 and constitutes a modification to the Asset Purchase Agreement (referred to also as the “Agreement”) entered into by and among the parties on and around February 1, 2006.

WHEREAS, the parties entered into the Agreement on and around February 1, 2006; and

WHEREAS, the parties desire to enter into this Addendum in order to modify the rights and responsibilities of the parties to the extent specifically set forth below, which modification is being entered into and is allowable pursuant to Section 7.3 of the Agreement; and

WHEREAS, the parties have had disagreements on the methodology to be employed in calculating the “Earn-Out Payments” contemplated in Section 1.2.c of the Agreement, and the parties desire to modify Section 1.2 of the Agreement in order to settle such disagreements.

NOW THEREFORE, in consideration of the premises, the provisions of this Addendum, and the mutual promises contained herein, the sufficiency of which is hereby acknowledged by the parties, the parties agree as follows:

1. Final Earn-Out Payment. Notwithstanding any provision of the Agreement to the contrary, Buyer shall pay to Seller a final “Earn-out Payment” in the amount and in the time and manner set forth immediately below:

a. The amount of such final “Earn-out Payment” (for purposes of this Addendum, the “Final Payment”) shall be an amount equal to $5,057,000 minus any amounts previously paid pursuant to satisfaction of the purchase price to Seller under the Agreement as of the date of this Addendum, which Final Payment amount is agreed to by the parties as totaling $969,905.

b. On or before August 20, 2008, Buyer shall place the Final Payment amount in an escrow account, such amount to be invested in short-term, guaranteed interest bearing securities, with such account to be held by an independent corporate entity (the “Escrow Agent”) with corporate fiduciary powers under the laws of the State of Texas and as agreed upon by the parties. Such escrow agreement shall be subject to the terms and

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provisions of the form of escrow agreement customarily used by the Escrow Agent, provided such escrow agreement shall state that the Final Payment shall be held, administered, and paid to Seller as provided under this Addendum agreement, notwithstanding any provision of the Escrow Agent’s form escrow agreement to the contrary. The Final Payment amount of $969,905 shall be paid no later than February 2, 2009 by way of electronic transfer to the account of Seller as designated in writing by Seller. Any amounts of interest earned under the escrow account on the Final Payment amount shall redound to Buyer. To the extent that any amounts of taxable income earned on the investment of the Final Payment while in escrow would be deemed to be taxable to Seller or its shareholders under the rules of Subchapter S of the Internal Revenue Code of 1986, if applicable, Buyer shall reimburse Seller an amount necessary solely to offset such additional tax costs. Buyer shall be responsible for any fees related to the institution and administration of such escrow account.

2. Heather Lynds’ Employment. Heather Lynds agrees to continue with her employment with Buyer, or its affiliates, until August 20, 2008 and agrees to fully participate in the transfer of product knowledge to Buyer at the times and in the manner agreed to by the parties by way of a separate memorandum of understanding entered into between the parties and attached hereto as “Attachment A.” The parties hereby acknowledge and agree that the Final Payment amount is being paid in consideration of fully and finally settling any and all claims regarding calculation of the “Earn-out Payment” under the Asset Purchase Agreement payable to Seller and that any claims subsequent to the signing of this Addendum Agreement relative to any actions by the parties on or after the date of the signing of this Addendum Agreement, including but not limited to, the actions of either party with respect to Heather Lynds’ or Andrew Lynds’ employment with the Buyer or its affiliates, shall not provide an affirmative defense or otherwise excuse Buyer from the funding of the Escrow Agreement or the payment of the Final Payment amount under this Addendum Agreement.

3. Andrew Lynds’ Employment. The parties hereby agree that Andrew Lynds’ employment shall continue to be governed by the employment agreement entered into between Andrew Lynds and Buyer or its affiliates, provided however, that either party may terminate such agreement “without cause” with only one business day’s prior notice and by this Addendum Agreement hereby waive any rights to notice or compensation under any employment agreements between the parties or their affiliates in conflict with this provision. The parties agree and acknowledge that Andrew Lynds’ termination of employment, whether voluntary or otherwise, or for-cause or without cause, shall not constitute a violation of any of the covenants or duties under the employment agreement between Heather Lynds and Buyer or its affiliates.

4. Mutual Release and Waiver. For the consideration stated herein, the parties do hereby release, waive and discharge as to one another and each other’s agents, assigns, employees, executors, heirs, successors, directors, officers, and stockholders, as

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the case may be, from any and all claims of every kind which either now has, or under any circumstances could have had, against the other arising out of the facts and circumstances alleged or as may have been or be developed or as may have arisen or arise out of the circumstances regarding the amounts due Seller under the Asset Purchase Agreement or any other of the parties’ rights and duties under such Agreement, and all agreements and documents related thereto or as exist with respect to any other matter occurring prior to the date hereof and released hereby.

The parties acknowledge that this mutual release is in full settlement and satisfaction of any and all actions, causes of actions, suits, claims, damages, and demands of every kind or nature, whether known or unknown, whether now anticipated or not, as between the parties, including but not limited to, matters in issue relative to the above-mentioned agreements. Both parties agree that this mutual release may be pled as a complete defense to any action or proceeding which has already been brought, or may be brought or instituted for any occurrence or event arising in relation hereto, by either party or by anyone claiming by or through either party. The parties understand that the terms herein are contractual in nature and not a mere recital.

Notwithstanding anything to the contrary, this mutual release shall not act as a release of any claim of either party based upon and arising after the execution of this Addendum agreement by and between the parties. No party may claim that this mutual release releases such party from fulfilling its obligations under the Asset Purchase Agreement, as revised by this Addendum agreement.

5. No Modification. No alteration, modification, or change in this Addendum agreement shall be valid unless executed in writing by the parties hereto. If any provision of this Addendum agreement or application thereof to anyone or under any circumstances is adjudicated to be invalid or unenforceable, such invalidity or unenforceability shall not effect any other provision or application of this Addendum agreement which can be given effect without the invalid or unenforceable provision or application.

6. Applicable Law. This Addendum agreement shall be construed and interpreted exclusively under and pursuant to the laws of the State of Texas.

7. Delay. No delay or omission on the part of any party in exercising any right shall operate as a waiver of any such right or any other right under this Addendum agreement.

8. Counterparts. This Addendum agreement may be executed in one or more counterparts, each of which shall constitute an original, but when taken together shall constitute but one instrument. The parties hereto may rely upon facsimile copies of such counterparts.

9. Integration and Suppression of Inconsistent Provisions. The terms and provisions contained herein are hereby integrated into and shall be deemed a part of the

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Asset Purchase Agreement. To the extent that any provisions of the Asset Purchase Agreement shall be inconsistent with the terms of this Addendum agreement, the terms of this Addendum agreement shall control.

Entered into and effective this 25th day of June, 2008.

Trintech Technologies Limited

By:
Printed Name:
Its: Director

Assurity Technologies, Inc.

By:_____________________________________
Printed Name: ____________________________
Its: President

Heather Lynds

_____________________________________

Andrew Lynds

_____________________________________

Reaffirmation of Guaranty Agreement/General Consent

The undersigned, on behalf of Trintech, Inc., as guarantor (“Guarantor”) of the Asset Purchase Agreement referenced herein by way of a Guaranty Agreement dated February 1, 2006, and as an affiliate of Buyer and an employer of Heather Lynds and Andrew Lynds hereby agrees and consents to the terms set forth above in this Addendum agreement and hereby agrees and acknowledges that it shall remain a guarantor under such Guaranty Agreement subject to the terms and conditions of such Guaranty Agreement and the Asset Purchase Agreement, as modified above.

Trintech, Inc.

By:
Printed Name:
Its:_____________________________________

Addendum

“ATTACHMENT A” TO ADDENDUM

Work Schedule and Terms for Heather Lynds from June 25, 2008 to August 20, 2008:

General Terms:

40 hours per week of work, including travel time other than to normal place of work in Lawrence Kansas

Termination date as employee August 20, 2008

Maximum of two weeks total physically in Dallas

In the event that the below target goals are not met by August 20, 2008, for 8 weeks after August 20, 2008, Heather will be available for work as an independent contractor at sole request of Trintech for no more than 5 hours per week, unless otherwise agreed to by Heather. Compensation for such hours will be at a rate of $70 per hour as an independent contractor.

Specific Target Tasks:

Sales: schedule TBD. Meeting with Todd Gallop and Aaron Veach, possibly include Jennie LeCocq if remote communication is possible (she’s in EMEA until 8/14). May also include new BA hire for introduction sales training. Complete and fully test script that will roll forward the dates in the database (work already in process with Jennie).

Engineering: schedule TBD. Knowledge Transfer to Engineering/QA. Two  1/2 days to work with Mark Bench, Mimi Flint and Su Brude on QA procedures embedded in Access database and two  1/2 days to answer follow up questions and do general knowledge transfer to George, Eric Grantland and Laurie Willis.

Support and PS: schedule TBD. Knowledge transfer with Tim Gaumont, Lynn Schmidt, Steve Daykin from PS and Letitia Ashby from Support. Will likely record these sessions for best capture of info. SME participation in the implementation of Key Bank system. This may be done via teleconference.

Product Management: work with Charlene, schedule TBD for the following:

1. Compile list of all customers who currently contact Heather directly for support/questions

2. Compile list of all customers who have custom functionality (list of customer and what custom functionality was implemented)

3. Recorded walk through of each page of the application with Heather’s commentary on functionality and intent (PS & PM present to ask questions)

4. Discussion on big picture future vision of application functionality for ANET

5. Write product requirements for ANET 4.1/4.2 features

6. Write test cases

7. Write requirements for post 4.2 features

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Strategy: work with David Taylor and Theresa Clark to formulate strategy for further product development and planning as it relates to furthering Partner based Business Development.